November 5, 2010

Scott R. Plummer
5228 Ameriprise Financial Center
Minneapolis, MN 55474
(612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re: Seligman Portfolios, Inc. (the “Registrant”); File No. 811-05221

Dear Mr. Cowan:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganization of the Seligman Communications and Information Portfolio series of the Registrant into the Seligman Global Technology Portfolio series of the Registrant (the “Reorganization”).

We note that the proxy statement/prospectus and related statement of additional information will also be filed in a separate registration statement on Form N-14 by RiverSource Variable Series Trust (File No. 811-22127), because the board of directors of the Registrant has approved the redomiciling of Seligman Global Technology Portfolio into a newly created series of RiverSource Variable Series Trust that has also been named Seligman Global Technology Portfolio (the “Redomiciling”). The Redomiciling is subject to approval by shareholders of Seligman Global Technology Portfolio. If the Redomiciling is approved by shareholders of Seligman Global Technology Portfolio, it is expected that the Redomiciling will occur prior to the Reorganization, in which case the surviving fund in the Reorganization will be the newly created series of RiverSource Variable Series Trust. If the Redomiciling has not been completed prior to the closing of the Reorganization, the surviving fund in the Reorganization will be the existing series of the Registrant.

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, General Counsel and Secretary
Seligman Portfolios, Inc.